BUTTERFIELD ANNOUNCES AGREEMENT TO ACQUIRE RAWLINSON & HUNTER GUERNSEY Hamilton, Bermuda—February 19, 2026: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or “the Bank”) (NYSE: NTB; BSX: NTB) today announced that it has entered into an agreement to acquire Rawlinson & Hunter in Guernsey (“R&H Guernsey”), the independently owned Guernsey member firm of the Rawlinson & Hunter International Network (“R&H”). The acquisition will further expand the Bank’s Channel Islands presence and strengthen its trust and fiduciary offering with the addition of approximately 50 highly qualified colleagues in Guernsey, 71 client groups and $9.0 billion of assets under administration. Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said: “R&H Guernsey is a great addition to our growing private trust business, which is a significant fee revenue generator for Butterfield. This acquisition will increase Butterfield’s presence as a leading provider of private trust services in Guernsey and globally. It also demonstrates our commitment to grow through strategic M&A in jurisdictions where we have both scale and market leadership. We look forward to welcoming R&H clients and colleagues to Butterfield.” Alasdair Cross, Senior Partner of R&H Guernsey, said: “Butterfield is a well-known leader in the trust industry and we look forward to working with them to provide our clients with the same high quality of service and continuity they have enjoyed under current ownership.” Butterfield has been in the business of establishing and administering fiduciary structures for clients since the advent of international trust legislation more than 85 years ago. Butterfield’s award-winning private trust businesses deliver services to international clients through trust companies based in Bermuda, The Bahamas, the Cayman Islands, Guernsey, Singapore and Switzerland, which together have responsibility for $134.7 billion in assets administered by a team of over 280 trust professionals. The transaction, which is expected to close in the first half of 2026 and is subject to customary closing conditions, including regulatory approvals, relates solely to the R&H Guernsey entity and does not include any other R&H member firms or network interests. -ENDS- Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to, and the timing and anticipated benefits of, the acquisition of R&H Guernsey, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control. These risks and uncertainties may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including Butterfield’s ability to successfully complete the proposed acquisition of R&H Guernsey or realize the anticipated

2 benefits of the proposed transaction in the expected time-frames or at all; Butterfield’s ability to successfully integrate R&H Guernsey’s operations into those of Butterfield; such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied; revenues following the proposed transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; risks associated with the disruption of management’s attention from ongoing business operations due to the proposed transaction; the parties’ ability to meet expectations regarding the timing and completion of the proposed transaction; delays in obtaining any approvals required for the proposed transaction or an inability or perceived inability to obtain them on the anticipated schedule (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); and the outcome of any legal proceedings that may be instituted against Butterfield or R&H Guernsey. Other factors that may impact Butterfield’s future results, performance or achievements include worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. About R&H Guernsey: Established in 1980, R&H Guernsey is an independently owned licensed trust and corporate service provider based in Guernsey. Investor Relations Contact: Media Relations Contact: Noah Fields Nicky Stevens Investor Relations Group Strategic Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone : (441) 299 3816 Phone: (441) 299 1624 E-mail : noah.fields@butterfieldgroup.com E-mail: nicky.stevens@butterfieldgroup.com